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                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F  [X]             Form 40-F   [_]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [_]             No  [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]


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                                 PEACE ARCH LOGO

                    PEACE ARCH ENGAGES GERARD KLAUER MATTISON
                              AS FINANCIAL ADVISOR

VANCOUVER, British Columbia (May 7, 2001) - PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B") TODAY ANNOUNCED THAT IT HAS RETAINED GERARD KLAUER MATTISON AS ITS FINANCIAL ADVISOR. Gerard Klauer Mattison will assist Peace Arch in identifying potential strategic alternatives, including prospective strategic business partners and merger candidates, and advise on capital raising strategies.

"We are very pleased to enter into this financial advisory relationship with Gerard Klauer Mattison," COMMENTED TIMOTHY GAMBLE, PRESIDENT OF PEACE ARCH ENTERTAINMENT GROUP INC. "We believe that GKM can assist Peace Arch in the establishment of strategic and financial relationships which will accrue to the benefit of our shareholders. GKM offers valuable financial expertise, a deep knowledge of the media and entertainment business, and the access to capital that can support our growth strategy. This opportunity to join forces with GKM will enable us to accelerate our development and production of television series and movies."

"We are delighted to be working with one of the leading television producers in Canada," COMMENTS RON SILVERMAN, MANAGING DIRECTOR OF GKM. "We believe that Peace Arch is ideally positioned to expand its production slate and become an even larger supplier of high quality original programming to the North American and overseas markets."

GERARD KLAUER MATTISON (GKM) is an equity research and investment banking firm that serves the institutional marketplace. With over 20 senior published analysts, the GKM Equity Research department covers more than 200 public companies, with a principal focus on the technology/telecommunications, media/entertainment, healthcare, energy and consumer industries. GKM offers its investment banking clients the benefits of award-winning research coverage, coupled with the depth of the firm's industry contacts and knowledge base. The GKM Entertainment Media Advisory Group provides financial and strategic consulting services to high-impact companies, organizations and individuals in the entertainment and media industries.

Founded in 1989, GKM remains privately held. The firm is headquartered in New York City, with offices in Boston, Chicago, Los Angeles, San Francisco, and Tel Aviv. Gerard Klauer Mattison & Co., Inc. is a member of the New York Stock Exchange, the NASD, and SIPC.

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. In April, Peace Arch received a second 18 episode season order from Global Television, a CanWest Company, for its half-hour comedy series BIG SOUND and completed production on its first 13 episode one-hour documentary series ANIMAL MIRACLES WITH ALAN THICKE. At the end of 2000, PAE completed production of the third season of its 66 episode one-hour international sci-fi hit series FIRST WAVE and the first season of its 22 episode one hour action/sci-fi series THE IMMORTAL. As well, the Company has the distribution rights to the feature films NOW & FOREVER and THE IMPOSSIBLE ELEPHANT, and has production and distribution arrangements with PAX TV and Hallmark Entertainment for three all new CHRISTY MOVIES, which completed production in late 2000. PEACE ARCH ENTERTAINMENT is a fully integrated media company that, in addition to producing proprietary television and Internet content, produces television commercials, music videos, narrow cast and web cast programming. The COMPANY IS HEADQUARTERED IN VANCOUVER, BRITISH COLUMBIA, AND ITS STOCK TRADES ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "PAE" AND ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOLS "PAE.A" AND "PAE.B".

         This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences


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         include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

               Additional information on Peace Arch Entertainment
                       can be accessed on the Internet at
                                www.peacearch.com

                   For additional information, please contact:
                      Peace Arch Entertainment Group Inc.
                  TINA BAIRD, MEDIA RELATIONS AT (604) 985-8991
                           Email: tinabaird@telus.net
                                       or
     RJ Falkner & Company, Inc. Investor Relations Counsel at (800) 377-9893
                            Email: info@rjfalkner.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Peace Arch Entertainment Group Inc.
                                       -----------------------------------
                                                   (Registrant)

Date  May 7, 2001                  By  /s/ GARTH ALBRIGHT
                                       ------------------------------------
                                             (Signature)*
                                       Garth Albright, CFO


----------
*Print the name and title under the signature of the signing officer.


                              GENERAL INSTRUCTIONS

A.   Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.   Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.   Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.   Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


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